UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Election of Directors; Appointment of Certain Officers

On July 9, 2025, Mr. Louis Ho Ming Leung (“Mr. Leung”) was appointed as an independent director of WANG & LEE GROUP, Inc..

The biographies for Mr. Leung are set forth below:

Louis Ho Ming Leung, obtained a bachelor’s degree of science in quantitative finance from the Chinese University of Hong Kong in 2004. He is currently a member of the Hong Kong Institute of Certified Public Accountant and has over 11 years of experience in accounting and auditing for Hong Kong listed and private companies.

Mr. Leung is (i) an independent non-executive director and the chairman of the nomination committee of Future Data Group Limited, a company listed on The Hong Kong of the Stock Exchange (HKEx: 08229); (ii) an independent non-executive director and the chairman of the audit committee of Mabpharm Limited, a company listed on The Hong Kong of the Stock Exchange (HKEx: 02181); and (iii) an independent non-executive director, a member of the audit committee and nomination committee, and the chairman of the remuneration committee of GR Properties Limited, a company listed on The Hong Kong of the Stock Exchange (HKEx: 00108). Mr. Leung was the company secretary and authorised representative (for the purpose of Rule 5.24 of the GEM Listing Rules) of AL Group Limited, a company listed on The Hong Kong of the Stock Exchange (HKEx: 08360) from September 2019 to May 2022, the chief financial officer and company secretary of China Child Care Corporation Limited (currently known as Prosperous Future Holdings Limited), a company listed on The Hong Kong of the Stock Exchange (HKEx: 01259) from June 2017 to May 2019 and from January 2018 to May 2019, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer